SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 23)*


                                TELOS CORPORATION
     ----------------------------------------------------------------------
                                (Name of Issuer)


     12% Cumulative Exchangeable Redeemable Preferred Stock, $.01 par value
     ----------------------------------------------------------------------
                         (Title of Class of Securities)


                                    8796B200
     ----------------------------------------------------------------------
                                 (CUSIP Number)


                                Andrew R. Siegel
                         Costa Brava Partnership III, LP
                           237 Park Avenue, Suite 900
                            New York, New York 10017
                                 (212) 692-6395
     ----------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                October 24, 2007
     ----------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

                                  SCHEDULE 13D

CUSIP NO. 8796B200
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Costa Brava Partnership III, LP
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     Not Applicable
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(D) OR 2(E)
                                                                             [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                             7    SOLE VOTING POWER
NUMBER OF
SHARES                            506,811
BENEFICIALLY                 ---------------------------------------------------
OWNED BY                     8    SHARED VOTING POWER
EACH
REPORTING                         0
PERSON                       ---------------------------------------------------
WITH                         9    SOLE DISPOSITIVE POWER

                                  506,811
                             ---------------------------------------------------
                             10   SHARED DISPOSITIVE POWER

                                  0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     506,811
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [X]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     15.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 8796B200
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Roark, Rearden & Hamot, LLC
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     Not Applicable
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(D) OR 2(E)
                                                                             [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                             7    SOLE VOTING POWER
NUMBER OF
SHARES                            0
BENEFICIALLY                 ---------------------------------------------------
OWNED BY                     8    SHARED VOTING POWER
EACH
REPORTING                         506,811
PERSON                       ---------------------------------------------------
WITH                         9    SOLE DISPOSITIVE POWER

                                  0
                             ---------------------------------------------------
                             10   SHARED DISPOSITIVE POWER

                                  506,811
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     506,811
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [X]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     15.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 8796B200
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Seth W. Hamot
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     Not Applicable
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(D) OR 2(E)
                                                                             [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
--------------------------------------------------------------------------------
                             7    SOLE VOTING POWER
NUMBER OF
SHARES                            0
BENEFICIALLY                 ---------------------------------------------------
OWNED BY                     8    SHARED VOTING POWER
EACH
REPORTING                         506,811
PERSON                       ---------------------------------------------------
WITH                         9    SOLE DISPOSITIVE POWER

                                  0
                             ---------------------------------------------------
                             10   SHARED DISPOSITIVE POWER

                                  506,811
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     506,811
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [X]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     15.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 8796B200
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     White Bay Capital Management, LLC
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     Not Applicable
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(D) OR 2(E)
                                                                             [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                             7    SOLE VOTING POWER
NUMBER OF
SHARES                            0
BENEFICIALLY                 ---------------------------------------------------
OWNED BY                     8    SHARED VOTING POWER
EACH
REPORTING                         506,811
PERSON                       ---------------------------------------------------
WITH                         9    SOLE DISPOSITIVE POWER

                                   0
                             ---------------------------------------------------
                             10   SHARED DISPOSITIVE POWER

                                  506,811
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     506,811
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [X]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     15.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 8796B200
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Andrew R. Siegel
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     Not Applicable
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(D) OR 2(E)
                                                                             [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
--------------------------------------------------------------------------------
                             7    SOLE VOTING POWER
NUMBER OF
SHARES                            14,476
BENEFICIALLY                 ---------------------------------------------------
OWNED BY                     8    SHARED VOTING POWER
EACH
REPORTING                         506,811
PERSON                       ---------------------------------------------------
WITH                         9    SOLE DISPOSITIVE POWER

                                  14,476
                             ---------------------------------------------------
                             10   SHARED DISPOSITIVE POWER

                                  506,811
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     521,287
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     16.4%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                        AMENDMENT NO. 23 to SCHEDULE 13D

         This amendment ("Amendment No. 23") amends the Schedule 13D previously filed on March 25, 2005, and amended by Amendment No. 1 filed on May 9, 2005, and further amended by Amendment No. 2 filed on June 6, 2005, and further amended by Amendment No. 3 filed on July 13, 2005, and further amended by Amendment No. 4 filed on September 13, 2005, and further amended by Amendment No. 5 filed on September 26, 2005, and further amended by Amendment No. 6 filed on October 18, 2005, and further amended by Amendment No. 7 filed on November 14, 2005, and further amended by Amendment No. 8 filed on December 29, 2005, and further amended by Amendment No. 9 filed on January 13, 2006, and further amended by Amendment No. 10 filed on February 9, 2006, and further amended by Amendment No. 11 filed on June 2, 2006, and further amended by Amendment No. 12 filed on February 8, 2007, and further amended by Amendment No. 13 filed on February 16, 2007, and further amended by Amendment No. 14 filed on March 7, 2007, and further amended by Amendment No. 15 filed on July 20, 2007, and further amended by Amendment No. 16 filed on July 26, 2007, and further amended by Amendment No. 17 filed on August 3, 2007, and further amended by Amendment No. 18 filed on September 5, 2007, and further amended by Amendment No. 19 filed on September 13, 2007, and further amended by Amendment No. 20 filed on September 24, 2007, and further amended by Amendment No. 21 filed on October 2, 2007, and further amended by Amendment No. 22 filed on October 18, 2007 (collectively, the "Schedule"), by Costa Brava Partnership III, LP ("Costa Brava"), Roark, Rearden & Hamot, LLC ("Roark"), Seth W. Hamot ("Mr. Hamot"), White Bay Capital Management, LLC ("White Bay"), and Andrew R. Siegel ("Mr. Siegel") with the Securities and Exchange Commission with respect to the 12% Cumulative Exchangeable Redeemable Preferred Stock, $0.01 par value ("Redeemable Preferred Stock") of Telos Corporation, a Maryland corporation (the "Issuer"). All defined terms refer to terms defined herein or in the Schedule. This Amendment No. 23 speaks only as of its date. Costa Brava, Roark, Mr. Hamot, White Bay and Mr. Siegel are collectively referred to herein as the "Costa Brava Reporting Persons". The Schedule is amended only to the extent set forth below:

ITEM 4   PURPOSE OF TRANSACTION

         Item 4. Purpose of Transaction appearing in the Schedule is hereby amended and supplemented to add the following:

         On October 24, 2007, Messrs. Hamot and Siegel delivered a letter to Director Bernard C. Bailey demanding his resignation from the Board of Directors of the Issuer, which letter is filed herewith and attached hereto as Exhibit 99.32 and incorporated herein by reference (the "10/24/07 Resignation Request Letter").

         Any descriptions herein of the 10/24/07 Resignation Request Letter are qualified in their entirety by reference to the 10/24/07 Resignation Request Letter.

         As of the date of this Amendment No. 23, except as set forth above, and in the 10/24/07 Resignation Request Letter, and as otherwise set forth in the Schedule, none of the Costa Brava Reporting Persons has any present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of the instructions to Schedule 13D.

ITEM 7   MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 1      Joint Filing Agreement
         Exhibit 99.1   Letter dated May 3, 2005 to the Committee of
                        Independent Directors of the Board of Directors of the Issuer*
         Exhibit 99.2   Costa Brava Letter dated June 30, 2005*
         Exhibit 99.3 Letter dated September 20, 2005 to Mr. Joel Flax, Partner in Charge, Goodman & Company, LLP*
         Exhibit 99.4   Complaint filed in the Circuit Court for Baltimore
                        City in the State of Maryland on October 17, 2005*
         Exhibit 99.5   Goodman Letter dated November 11, 2005*
         Exhibit 99.6   Form of Warner Stevens Audit Committee Demand
                        Letter dated December 27, 2005*
         Exhibit 99.7   Form of Warner Stevens Board Demand Letter dated
                        December 27, 2005*
         Exhibit 99.8 Form of Warner Stevens CEO/CFO Demand Letter dated December 27, 2005*
         Exhibit 99.9   Owsley Letter dated December 27, 2005*
         Exhibit 99.10 Motion for Judgment filed in the Circuit Court of the County of Fairfax in the State of Virginia on December 28, 2005*
         Exhibit 99.11  Motion for Preliminary Injunction filed in the
                        Circuit Court for Baltimore City in the State of Maryland on May 26, 2006*
         Exhibit 99.12 Memorandum of Points and Authorities in Support of Motion for Preliminary Injunction filed in the Circuit Court for Baltimore City in the State of Maryland on May 26, 2006 (without the exhibits thereto)*
         Exhibit 99.13  Letter dated February 7, 2007 to the Corporate
                        Secretary of the Issuer*
         Exhibit 99.14  Motion for Preliminary Injunction filed in the
                        Circuit Court for Baltimore City in the State of Maryland on February 15, 2007*
         Exhibit 99.15 Memorandum of Points and Authorities in Support of Motion for Preliminary Injunction filed in the Circuit Court for Baltimore City in the State of Maryland on February 15, 2007 (without the exhibits thereto)*
         Exhibit 99.16  Second Amended Complaint filed in the Circuit
                        Court for Baltimore City in the State of Maryland on February 27, 2007*
         Exhibit 99.17  Nominating Letter dated March 1, 2007*
         Exhibit 99.18  Letter dated July 18, 2007 to the Corporate
                        Secretary of the Issuer*
         Exhibit 99.19 Letter dated July 26, 2007 to the Chief Financial Officer of the Issuer*
         Exhibit 99.20  Letter dated July 26, 2007 to the V.P., Corporate
                        Counsel & Secretary of the Issuer*
         Exhibit 99.21  Complaint filed in the Circuit Court for Baltimore
                        City in the State of Maryland on August 2, 2007 (without the exhibits thereto)*
         Exhibit 99.22 Motion for Temporary Restraining Order filed in the Circuit Court for Baltimore City in the State of Maryland on August 2, 2007*
         Exhibit 99.23 Memorandum of Points and Authorities in Support of Motion for Temporary Restraining Order filed in the Circuit Court for Baltimore City in the State of
                        Maryland on August 2, 2007*
         Exhibit 99.24  Independence Letter dated August 18, 2007 to
                        Director Bailey of the Issuer*
         Exhibit 99.25 Email dated September 5, 2007 from Director Hamot to certain members of the Board of Directors of the Issuer*
         Exhibit 99.26 Email dated September 7, 2007 from Director Hamot to Director Harris, copying certain members of the Board of Directors of the Issuer*

         Exhibit 99.27  Letter dated September 21, 2007 to Mr. Tom
                        O'Grady, a Partner at the law firm of McGuireWoods LLP*
         Exhibit 99.28  Second Amended Verified Complaint filed in the
                        Circuit Court for Baltimore City in the State of Maryland on September 24, 2007*
         Exhibit 99.29 Motion for Temporary Restraining Order filed in the Circuit Court for Baltimore City in the State of Maryland on September 24, 2007*
         Exhibit 99.30 Memorandum of Points and Authorities in Support of Motion for Temporary Restraining Order filed in the Circuit Court for Baltimore City in the State of Maryland on September 24, 2007*
         Exhibit 99.31 Letter dated October 15, 2007 from Messrs. Hamot and Siegel to the Audit Committee of the Issuer* **
         Exhibit 99.32 Resignation Request Letter dated October 24, 2007 from Messrs. Hamot and Siegel to Director Bernard C. Bailey

         *   Filed with an earlier version of this Schedule 13D.
         ** Confidential portions have been omitted and a confidential treatment request has been made with the Securities and Exchange Commission.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 23 to the Schedule 13D is true, complete and correct.


Dated:  October 24, 2007

                                       COSTA BRAVA PARTNERSHIP III, LP

                                       By: Roark, Rearden & Hamot, LLC
                                           Its General Partner

                                       By: /s/ SETH W. HAMOT
                                           -------------------------------------
                                           Name:  Seth W. Hamot
                                           Title: Manager


                                       ROARK, REARDEN & HAMOT, LLC

                                       By: /s/ SETH W. HAMOT
                                           -------------------------------------
                                           Name:  Seth W. Hamot
                                           Title: Manager


                                       /s/ SETH W. HAMOT
                                       -----------------------------------------
                                       Seth W. Hamot


                                       WHITE BAY CAPITAL MANAGEMENT, LLC

                                       By: /s/ ANDREW R. SIEGEL
                                           -------------------------------------
                                           Name:  Andrew R. Siegel
                                           Title: Manager


                                       /s/ ANDREW R. SIEGEL
                                       -----------------------------------------
                                       Andrew R. Siegel

                                  EXHIBIT INDEX
                                  -------------

Exhibit 1      Joint Filing Agreement
Exhibit 99.1 Letter dated May 3, 2005 to the Committee of Independent Directors of the Board of Directors of the Issuer*
Exhibit 99.2   Costa Brava Letter dated June 30, 2005*
Exhibit 99.3 Letter dated September 20, 2005 to Mr. Joel Flax, Partner in Charge, Goodman & Company, LLP*
Exhibit 99.4 Complaint filed in the Circuit Court for Baltimore City in the State of Maryland on October 17, 2005*
Exhibit 99.5   Goodman Letter dated November 11, 2005*
Exhibit 99.6 Form of Warner Stevens Audit Committee Demand Letter dated December 27, 2005*
Exhibit 99.7   Form of Warner Stevens Board Demand Letter dated December
               27, 2005*
Exhibit 99.8   Form of Warner Stevens CEO/CFO Demand Letter dated December
               27, 2005*
Exhibit 99.9   Owsley Letter dated December 27, 2005*
Exhibit 99.10 Motion for Judgment filed in the Circuit Court of the County of Fairfax in the State of Virginia on December 28, 2005*
Exhibit 99.11  Motion for Preliminary Injunction filed in the Circuit
               Court for Baltimore City in the State of Maryland on May 26,
               2006*
Exhibit 99.12 Memorandum of Points and Authorities in Support of Motion for Preliminary Injunction filed in the Circuit Court for Baltimore City in the State of Maryland on May 26, 2006 (without the exhibits thereto)*
Exhibit 99.13 Letter dated February 7, 2007 to the Corporate Secretary of the Issuer*
Exhibit 99.14  Motion for Preliminary Injunction filed in the Circuit
               Court for Baltimore City in the State of Maryland on February 15, 2007*
Exhibit 99.15 Memorandum of Points and Authorities in Support of Motion for Preliminary Injunction filed in the Circuit Court for Baltimore City in the State of Maryland on February 15, 2007 (without the exhibits thereto)*
Exhibit 99.16  Second Amended Complaint filed in the Circuit Court for
               Baltimore City in the State of Maryland on February 27, 2007*
Exhibit 99.17  Nominating Letter dated March 1, 2007*
Exhibit 99.18 Letter dated July 18, 2007 to the Corporate Secretary of the Issuer*
Exhibit 99.19 Letter dated July 26, 2007 to the Chief Financial Officer of the Issuer*
Exhibit 99.20 Letter dated July 26, 2007 to the V.P., Corporate Counsel & Secretary of the Issuer*
Exhibit 99.21 Complaint filed in the Circuit Court for Baltimore City in the State of Maryland on August 2, 2007 (without the exhibits thereto)*
Exhibit 99.22  Motion for Temporary Restraining Order filed in the Circuit
               Court for Baltimore City in the State of Maryland on August 2, 2007*
Exhibit 99.23 Memorandum of Points and Authorities in Support of Motion for Temporary Restraining Order filed in the Circuit Court for Baltimore City in the State of Maryland on August 2, 2007*
Exhibit 99.24  Independence Letter dated August 18, 2007 to Director
               Bailey of the Issuer*
Exhibit 99.25 Email dated September 5, 2007 from Director Hamot to certain members of the Board of Directors of the Issuer*
Exhibit 99.26  Email dated September 7, 2007 from Director Hamot to
               Director Harris, copying certain members of the Board of Directors of the Issuer*
Exhibit 99.27  Letter dated September 21, 2007 to Mr. Tom O'Grady, a
               Partner at the law firm of McGuireWoods LLP*
Exhibit 99.28  Second Amended Verified Complaint filed in the Circuit
               Court for Baltimore City in the State of Maryland on September 24, 2007*

Exhibit 99.29 Motion for Temporary Restraining Order filed in the Circuit Court for Baltimore City in the State of Maryland on September 24, 2007*
Exhibit 99.30 Memorandum of Points and Authorities in Support of Motion for Temporary Restraining Order filed in the Circuit Court for Baltimore City in the State of Maryland on September 24, 2007
Exhibit 99.31 Letter dated October 15, 2007 from Messrs. Hamot and Siegel to the Audit Committee of the Issuer* **
Exhibit 99.32  Resignation Request Letter dated October 24, 2007 from
               Messrs. Hamot and Siegel to Director Bernard C. Bailey

*    Filed with an earlier version of this Schedule 13D.
** Confidential portions have been omitted and a confidential treatment request has been made with the Securities and Exchange Commission.

                       EXHIBIT 1 - JOINT FILING STATEMENT

         Pursuant to Rule 13d-1(k)(1), we, the undersigned, hereby express our agreement that the Amendment No. 23 to Schedule 13D for Telos Corporation is filed on behalf of each of us. This agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

Dated:  October 24, 2007

                                       COSTA BRAVA PARTNERSHIP III, LP

                                       By: Roark, Rearden & Hamot, LLC
                                           Its General Partner

                                       By: /s/ SETH W. HAMOT
                                           -------------------------------------
                                           Name:  Seth W. Hamot
                                           Title: Manager


                                       ROARK, REARDEN & HAMOT, LLC

                                       By: /s/ SETH W. HAMOT
                                           -------------------------------------
                                           Name:  Seth W. Hamot
                                           Title: Manager


                                       /s/ SETH W. HAMOT
                                       -----------------------------------------
                                       Seth W. Hamot


                                       WHITE BAY CAPITAL MANAGEMENT, LLC

                                       By: /s/ ANDREW R. SIEGEL
                                           -------------------------------------
                                           Name:  Andrew R. Siegel
                                           Title: Manager


                                       /s/ ANDREW R. SIEGEL
                                       -----------------------------------------
                                       Andrew R. Siegel

                                  Exhibit 99.32

             Resignation Request Letter dated October 24, 2007 from Messrs. Hamot and Siegel to Director Bernard C. Bailey


                                                    TELOS CORPORATION MEMORANDUM
                                                    ----------------------------
October 24, 2007


To: Bernard Bailey, Director and Chairman of the Audit Committee of Telos Corporation

From:    Seth Hamot and Andrew Siegel, Directors

Cc:      The Board of Directors

Subject: Demand For Your Resignation


In an October 15, 2007 memorandum to you, we addressed the critical undisclosed issue of the purported independent fairness opinion rendered by your affiliated investment banking firm, USBX Financial Advisory LLC, in Telos' April 2007 related-party "TIMS" transaction and your contemporaneous role as Chairman of the Audit Committee of the Board of Directors of Telos Corporation. These critical material issues were omitted from Telos' periodic SEC filings, which you directly supervised in your role as Chairman of the Audit Committee.

Such a dual role is prohibited under NASD rules: Telos' proxy statement filed with the SEC on or about November 20, 2006 states that Telos' Audit Committee has adopted NASD rules and consequently the Rule 10A-3 of the Securities Exchange Act of 1934, and that the Audit Committee monitors compliance with the Sarbanes-Oxley Act. Your undisclosed dual role appears to be in violation of director independence regulations set forth in NASD rules and Rule 10A-3, which Telos has adopted. Securities Exchange Act Rule 10A-3(b) prohibits a member of an issuer's audit committee from:

                  "Accept[ing] directly or indirectly any consulting, advisory, or other compensatory fee from the issuer or any subsidiary thereof, provided that, unless the rules of the national securities exchange or national securities association provide otherwise, compensatory fees do not include the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the listed issuer (provided that such compensation is not contingent in any way on continued service)"

Furthermore, Securities Exchange Act Rule 10A-3(e)8 elaborates:

                  "The term indirect acceptance by a member of an audit committee of any consulting, advisory or other compensatory fee includes acceptance of such a fee by a spouse, a minor child or stepchild or a child or stepchild sharing a home with the member or by an entity in which such member is a partner, member, an officer such as a managing director occupying a comparable position or executive officer, or occupies a similar position (except limited partners, non-managing members and those occupying similar positions who, in each case, have no active role in providing services to the entity) and which provides accounting, consulting, legal, investment banking or financial advisory services to the issuer or any subsidiary of the issuer."

As you know, USBX Financial Advisory issued a national press release on November 28, 2006, which stated your active leadership and service role at that investment banking firm:

                  "[you] will provide USBX clients with strategic M&A counsel, practical perspective on the viability of M&A activities and general strategic advisory services......[and you] will provide high-level leadership and invaluable
         insight to both our clients and the USBX team...."

Your role at USBX appears to be in contravention of the prohibitions of the NASD and the clearly stated rules of the U.S. Securities Exchange Act. Additionally, in your actions in your capacity as Chairman of the Audit Committee, you have systematically supervised and approved the withholding of these material disclosures to the SEC.

Your actions have compromised the integrity of the activities of the Audit Committee, including Telos' periodic SEC filings. We demand your resignation from the Board of Directors effective immediately.




                                       Sincerely,

                                       /s/ SETH W. HAMOT

                                       Seth W. Hamot
                                       Director


                                       /s/ ANDREW R. SIEGEL

                                       Andrew R. Siegel
                                       Director


Cc:  David Reznick, CPA, Chairman, Reznick Group
     Tom Wilson, CPA, Goodman & Company LLP